USA VIDEO INTERACTIVE CORP.

03 JUN -4 AM 7:21

May 7, 2003



SUPPL

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

FILE #82-1601

Dear Sir/Madam:

Re: USA Video Interactive Corp. (the *"Company"*)
News Release

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

USA VIDEO INTERACTIVE CORP.

"Anton (Tony) J. Drescher"

Per:
Anton (Tony) J. Drescher
Director

PROCESSED
JUN 19 2003
THOMSON FINANCIAL

/cg
Encl.

dlw 6/11

#507, 837 West Hastings Street
Vancouver, BC V6C 3N6

☎(604) 685-1017
Fax (604) 685-5777



May 7, 2003 - OLD LYME, CONNECTICUT – USA Video Interactive Corp. (OTCBB: **USVO**; TSX: **US**; BSE/Frankfurt: **USF**; http://www.usvo.com)

The Company is pleased to announce the appointment of Morris Loverso to the Board of Directors of the Company. Mr. Loverso brings years of experience as a financial consultant to small- and mid-cap companies. "We are very pleased to welcome Mr. Loverso to the Board. His financial background will greatly assist us in our ongoing efforts to support the marketing efforts of the Company's Video-on-Demand™, StreamHQ™ and DRM Technologies," said Edwin Molina, President.

The Company would also advise that Robert D. Smith has tendered his resignation as a Director and Chief Operating Officer effective immediately, as he intends to pursue other employment opportunities that utilize his military training and background. Edwin Molina said, "On behalf of the Board, I would like to thank Bob for all his efforts in overseeing the development and deployment of the StreamHQ™ project."

About USA Video Interactive Corp.

USVO is a developer and supplier of Internet media delivery services, systems, and innovative end-to-end solutions. The Company developed its StreamHQ™ architecture to provide a wide range of business customers with value-added media delivery services. USVO holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992; it has been cited by at least 165 other patents. USVO holds similar patents in Germany, Canada, England, France, Spain, and Italy. For more information, visit www.usvo.com.

USA Video Interactive Corporate Headquarters Office: 83 Halls Road, Old Lyme, Connecticut, 06371 Telephone (860) 434 - 5535 Facsimile (860) 434 - 5782; Canada Office: 507 – 837 West Hastings Street, Vancouver, BC V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on the TSX Venture Exchange US; Trading symbol on the Berlin and Frankfurt Stock Exchanges: USF. CUSIP 902924208. For more information contact Edwin Molina (860) 434 - 5535; info@usvo.com